SBM Certificate Company
                                5101 River Road
                                   Suite 101
                           Bethesda, Maryland 20816
                                 301-656-4200


January 12, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                           Re:  SBM Certificate Company
                                CIK:  0000870398
                                Request for Withdrawal of Amendment
                                to Registration Statement on Form S-1
                                FILE NO. 033-38066

Ladies and Gentlemen:

      SBM Certificate Company (the "Company") hereby requests the withdrawal of Post-Effective Amendment No. 13 (the "Amendment"), filed on December 28, 2000, to the Company's Form S-1 Registration Statement No. 033-38066 (the "Registration Statement"). The Amendment was filed with the Commission, by EDGAR, in order to respond to comments of the staff on the Company's
previously  filed   Post-Effective   Amendment  No.  12  to  the  Registration
Statement, update information contained in the prospectus, including later dated unaudited financial statements, effect other revisions to the prospectus, and file certain exhibits.

      The Amendment was accepted on December 27, 2000 (17:51), with a filing date of December 28, 2000 (08:00). We are requesting the withdrawal of the Amendment because it contained an error in the sequence of pages included in
Part II of the Amendment, thereby causing confusion upon a review of the document. The error was not detected until shortly after the Amendment was filed. A corrected post-effective amendment has since been filed by the Company.

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      The Company,  as the  registrant,  requests  withdrawal of the Amendment pursuant to Rule 477(a) under the Securities Act of 1933.

Sincerely,


/s/JOHN J. LAWBAUGH
-------------------
John J. Lawbaugh
Chairman of the Board

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